                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           DELPHI INFORMATION SYSTEMS, INC.
                           --------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                            ------------------------------
                            (Title of Class of Securities)

                                      247171101
                                    --------------
                                    (CUSIP Number)




                                  GREGORY F. WILBUR
                      BAY AREA MICRO-CAP MANAGEMENT COMPANY, LLC
                                 1151 BAY LAUREL DR.
                                MENLO PARK, CA  94025
                                    (415) 325-7779
             -----------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  FEBRUARY 14, 1997
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                           (Continued on following page(s))

                                  Page 1 of 10 pages

CUSIP No. 247171101   13D                                   Page 2 of 10 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Bay Area Micro-Cap Fund, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
Beneficially Owned
by Each Reporting                 2,348,751
Person With                  --------------------------------------------------
                              (8) Shared Voting Power

                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  2,348,751
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,348,751
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 247171101                    13D                   Page 3 of 10 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Bay Area Micro-Cap Management Company, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
Beneficially Owned
by Each Reporting                 0
Person With                  --------------------------------------------------
                              (8) Shared Voting Power

                                  2,348,751
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  2,348,751
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,348,751
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 247171101                    13D                   Page 4 of 10 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Gregory F. Wilbur
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF, AF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
Beneficially Owned
by Each Reporting                 977,900
Person With                  --------------------------------------------------
                              (8) Shared Voting Power

                                  2,348,751
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  977,900
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  2,348,751
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,326,651
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 24717110113D                                       Page 5 of 10 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     William A. Smart III
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

    U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
Beneficially Owned
by Each Reporting                 0
Person With                  --------------------------------------------------
                              (8) Shared Voting Power

                                  2,348,751
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  2,348,751
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,348,751
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 24717110113D                                       Page 6 of 10 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Peter L. Holland
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

    U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
Beneficially Owned
by Each Reporting                 0
Person With                  --------------------------------------------------
                              (8) Shared Voting Power

                                  2,348,751
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                  2,348,751
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,348,751
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 7 of 10 Pages

ITEM 1.  SECURITY AND ISSUER

         Class of Securities:          Common Stock

         Issuer:                       Delphi Information Systems, Inc.

         Principal Address:            3501 Algonquin Road, Suite 500
                                       Rolling Meadows, IL 00008

ITEM 2.  IDENTITY AND BACKGROUND

    (a)-(c) The undersigned hereby files this Schedule 13D Statement on behalf of Bay Area Micro-Cap Fund, L.P. ("BAMC Fund, L.P."), Bay Area Micro-Cap Management Company, LLC ("BAMC LLC"), Mr. Gregory F. Wilbur ("GFW"), William A. Smart III ("WAS") and Peter L. Holland ("PLH"). The principal business and office address for BAMC Fund L.P., BAMC LLC, GFW, WAS and PLH is 1151 Bay Laurel Drive, Menlo Park, California, 94025. BAMC Fund, L.P. is a venture capital fund. GFW is the majority managing member of BAMC LLC which is the general partner of BAMC Fund, L.P. WAS and PLH are managing members of BAMC LLC.

    (d)-(e)  Not Applicable

    (f) BAMC Fund, L.P. is a California limited partnership. BAMC LLC is a California limited liability company. GFW, WAS and PLH are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The purchase by BAMC Fund, L.P. was made from working capital. The purchase by GFW was made from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

    The acquisitions of the securities of the Issuer by BAMC Fund, L.P. and by GFW were made for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    See Schedule 13D Statement cover page, rows (7) through (11) inclusive and row (13). Based on information contained in Form 10-K for fiscal year ended March 31, 1997 filed by the Issuer with the Securities and Exchange Commission, the Issuer had 36,391,168 shares of Common Stock issued and outstanding on June 1, 1997. BAMC Fund, L.P. and GFW hold warrants to purchase an aggregate of 1,415,000 shares of Common Stock. Such warrants are deemed outstanding for purposes of this Schedule 13D pursuant to Rule 13d-3(d).

    (a)
         BAMC Fund, L.P. is the beneficial owner of 2,348,751 shares of Common Stock, or approximately 6.2% of the Common Stock outstanding. BAMC Fund, L.P. purchased an aggregate of 921,751 shares on or before February 14, 1997. BAMC Fund, L.P. purchased an additional 1,400,000 shares, 17,000 shares and 20,000 shares on February 15, 1997, March 7, 1997 and April 3, 1997, respectively. On May 30, 1997 BAMC Fund, L.P. sold 10,000 shares. GFW beneficially owns 977,900 shares of Common Stock, or approximately 2.6% of the Common Stock outstanding. GFW purchased 640,395 shares on February 14, 1997, 330,000 shares on February 15, 1997, 40,000 shares on March 10,
    1997 and 15,000 shares on March 11, 1997. On April 11, 1997 GFW sold 35,000 shares and on June 23, 1997 he sold 12,495 shares.

                                                              Page 8 of 10 Pages

    (b)
         The general partner of BAMC Fund, L.P., BAMC LLC, manages the shares held by BAMC Fund, L.P. GFW as a managing member of BAMC LLC has the power to direct solely the vote and/or disposition of the shares held by BAMC Fund, L.P. WAS and PLH, acting together, have the power to direct the vote and/or disposition of the shares held by BAMC Fund, L.P. GFW has sole power to direct the vote and/or disposition of the shares held by GFW.

    (c)
         Transactions effected in the past 60 days by the persons listed in
    Item 2 are disclosed in (a) above.

    (d)
         Except as described in this Schedule 13D Statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by BAMC Fund, L.P.

    (e)
         Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

    To the best knowledge of the undersigned, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  EXHIBITS

         Exhibit A:  Joint Filing Statement.

                                                              Page 9 of 10 Pages

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Bay Area Micro-Cap Fund, L.P.

By: Bay Area Micro-Cap Management Company, LLC
    Its General Partners



By:      /s/ Gregory F. Wilbur
    ------------------------------------------
    Gregory F. Wilbur, Managing Member



Bay Area Micro-Cap Management Company, LLC



By:      /s/ Gregory F. Wilbur
    ------------------------------------------
    Gregory F. Wilbur, Managing Member



         /s/ Gregory F. Wilbur
    ------------------------------------------
    Gregory F. Wilbur



         /s/ William A. Smart III
    ------------------------------------------
    William A. Smart III



         /s/ Peter L. Holland
    ------------------------------------------
    Peter L. Holland